Exhibit 99.1

argenx to Acquire Unnatural Products, Inc., Adding Peptide Discovery Engine to Broaden Immunology Capabilities

•	Pairs Unnatural Products’ (UNP) peptide expertise with argenx's antibody engineering, expanding the ways to target novel biology

•	Extends argenx’s immunology innovation to more patients, with the potential for oral and long-acting medicines

•	Builds on more than two years of collaboration and investment; UNP to continue operating from Santa Cruz, California with its current team, preserving the science-first culture behind its success

Amsterdam, the Netherlands, November 9, 2026, 07:00 CET – argenx (Euronext & Nasdaq: ARGX), the immunology innovation company, today announced a definitive agreement to acquire Unnatural Products, Inc. (UNP), adding a macrocyclic peptide discovery engine to its immunology innovation capabilities. argenx, which already holds a minority stake in UNP, will acquire all remaining shares in a transaction valuing UNP at up to approximately $1.15 billion across upfront and milestone payments. This acquisition expands the ways argenx can pursue novel biology and develop oral or long-acting medicines for people living with serious immune-mediated diseases.

“Our ambition is to be the leading immunology innovation company, and as argenx builds its next chapter, we are investing with discipline where it will count the most for patients,” said Karen Massey, Chief Executive Officer of argenx. “UNP adds macrocyclic peptide capabilities that are highly complementary to our antibody engineering and creates new possibilities for oral and long-acting medicines. After working together for more than two years, we also know there is a strong fit in how we work: science first, entrepreneurial and focused on patients. We want to preserve what has made UNP successful while bringing the strengths of both teams together.”

“Today is a tremendous milestone for UNP and a testament to the exceptional work of our scientists, employees, collaborators and supporters,” said Cameron Pye, Ph.D., CEO and Co-Founder of UNP. “From the earliest days, we believed our platform had the potential to redefine what is possible in the discovery and design of new medicines. I am so proud of what our team has accomplished and believe argenx provides the ideal environment to accelerate and amplify that vision to bring innovative therapies to patients.”

Following closing of the acquisition, UNP’s team and leadership will continue to operate from its Santa Cruz, California site, which will serve as argenx’s home for peptide discovery. UNP will continue to lead its discovery work, within a strategic framework agreed upon with argenx. argenx will bring its clinical development and commercialization capabilities to advance those medicines to patients.

Transaction Terms

Under the terms of the agreement, argenx will acquire UNP for an upfront payment of $550 million in cash on hand and up to $595 million in payments contingent on achievement of specified development and regulatory milestones, for total potential consideration of up to approximately $1.15 billion.

The boards of directors of both companies have approved the transaction. The acquisition is expected to close by the end of the year, subject to customary closing conditions.

Advisors

Morgan Stanley & Co. LLC is serving as exclusive financial advisor and DLA Piper LLP is serving as legal advisor to argenx. Latham & Watkins LLP is serving as legal counsel to UNP.

About argenx

argenx is the immunology innovation company, focused on turning immunology breakthroughs into medicines for patients. The company seeks novel biology wherever it emerges, co-creating with academic researchers through its Immunology Innovation Program (IIP) and investing in promising science, to develop treatments for people living with underserved diseases. By advancing molecules with the potential to reach multiple diseases and patient populations, argenx is building a world-class portfolio. This approach produced the first approved antibody fragment targeting the neonatal Fc receptor (FcRn) and today powers a growing pipeline of early- and late-stage programs across several therapeutic areas. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

About Unnatural Products, Inc.

Unnatural Products, Inc. (UNP), a Santa Cruz, California-based biotech company, has developed a platform that addresses the complexities of medicinal chemistry in the macrocyclic peptide space through a combination of parallel experimentation and machine learning. Founded by macrocycle pioneers whose academic work uncovered how nature’s macrocycles work, UNP is developing a portfolio of therapeutic macrocycles against high-value and traditionally difficult-to-drug targets.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (Regulation 596/2014).

Contacts:
Media:
Ben Petok
bpetok@argenx.com

Investors:
Alexandra Roy
aroy@argenx.com

Forward Looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements generally can be identified by the use of forward-looking words, such as “believe”, “can”, “continue”, “expect”, “possible”, “potential”, “seek”, “target”, “will”, “pursue” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. These statements are based on the current expectations, estimates and assumptions of the management of argenx and UNP regarding future events, and on information currently available to them. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of argenx or UNP.

All statements contained in this press release other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, statements regarding the transaction and other related matters, including the expected timing of the closing of the transaction, the ability of the parties to complete the transaction and to satisfy the conditions to its consummation, and the possibility of any termination of the definitive agreement; the expected benefits and opportunities of the transaction, including the potential achievement of the development and regulatory milestones and the making of any related contingent payments; the expected funding of the transaction; prospective performance and opportunities; post-closing operations, the integration of UNP and the outlook for the businesses of UNP and argenx, including, without limitation, results from clinical trials, regulatory applications and related timelines and the ability of argenx to advance UNP’s product pipeline; and any assumptions underlying any of the foregoing.

Actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, uncertainties as to the timing of the transaction; the risk that the transaction may not be completed in a timely manner or at all; the possibility that any or all of the various conditions to the consummation of the transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; the effect of the announcement or pendency of the transactions contemplated by the definitive agreement on argenx’s business; the risk that the expected benefits and opportunities of the transaction, if completed, may not be realized or may take longer to realize than expected; risks and uncertainties related to argenx’s ability to successfully integrate UNP’s programs, technologies, employees and operations; the uncertainty of whether, when and to what extent the development and regulatory milestones will be achieved and any related contingent payments will become payable; having to use cash in ways other than as expected; challenges inherent in product research and development, including uncertainty of preclinical and clinical success and of obtaining regulatory approvals; and other risks related to the businesses of argenx and UNP generally.

A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in argenx’s SEC filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this press release. Neither argenx nor UNP undertakes any obligation to publicly update or revise the information in this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.